Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three Months Ended March 31, 2025 and 2024

Dated: May 7, 2025

ISOENERGY LTD.

For the three months ended March 31, 2025 and 2024

GENERAL INFORMATION

This Management’s Discussion and Analysis (“MD&A”) is management’s interpretation of the results and financial condition of IsoEnergy Ltd. and its subsidiaries (“IsoEnergy” or the “Company”) for the three months ended March 31, 2025 and includes events up to the date of this MD&A. This discussion should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2025 and 2024 and the notes thereto (the “Interim Financial Statements”) and other corporate filings, including the Company’s audited consolidated financial statements for the years ended December 31, 2024 and 2023 and the notes thereto (the “Annual Financial Statements”) and Annual Information Form for the year ended December 31, 2024 (the “AIF”), which are available under the Company’s profile on SEDAR+ at www.sedarplus.ca and in the Company’s initial registration Form 40-F available on EDGAR at www.sec.gov. All dollar figures stated herein are expressed in Canadian dollars and referenced as “$”, unless otherwise specified. Monetary amounts expressed in US dollars and Australian dollars are referenced as “US$” and “AUD$”, respectively. This MD&A contains forward-looking information. Please see “Note Regarding Forward-Looking Information” for a discussion of certain of the risks, uncertainties and assumptions used to develop the Company’s forward-looking information.

Technical Disclosure

All scientific and technical information in this MD&A has been reviewed and approved by Dr. Dan Brisbin, P.Geo., Ph.D., IsoEnergy’s Vice-President, Exploration. Dr. Brisbin is a “Qualified Person” for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). Dr. Brisbin has verified the data disclosed, including sampling, analytical and test data.

All chemical analyses disclosed in this MD&A were completed for the Company by SRC Geoanalytical Laboratories in Saskatoon, Saskatchewan, which is independent of the Company.

All references in this MD&A to “Mineral Resource”, “Inferred Mineral Resource”, “Indicated Mineral Resource”, and “Mineral Reserve” have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM Council, as amended.

For additional information regarding the Company’s 100% owned Larocque East, Tony M, and Radio Projects and its 50% owned Thorburn Lake Project, including its Quality Assurance and Quality Control (“QA/QC”) and data verification procedures, please see the AIF and corresponding technical reports entitled “Technical Report on the Larocque East Project, Northern Saskatchewan, Canada” prepared by SLR Consulting (Canada) Ltd. and dated effective July 8, 2022 (the “Larocque East Technical Report”), “Technical Report on the Tony M Mine, Utah, USA, Report for NI 43-101” prepared by SLR International Corporation and dated effective September 9, 2022 (the “Tony M Technical Report”), “Technical Report for the Radio Project, Northern Saskatchewan” prepared by Tim Maunula, P. Geo. and dated effective August 19, 2016 and “Technical Report for the Thorburn Lake Project, Northern Saskatchewan” prepared by Tim Maunula, P. Geo. and dated effective September 26, 2016, all of which are available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Each of the Mineral Resource estimates with respect to the properties of IsoEnergy contained in this MD&A, except for the Larocque East Project and the Tony M Mine, are considered to be “historical estimates” as defined under NI 43-101 and are not considered to be current by IsoEnergy. See “Historical Estimates” for additional details.

ISOENERGY LTD.

For the three months ended March 31, 2025 and 2024

Differences in United States and Canadian Reporting Practices

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements promulgated by the Securities and Exchange Commission (the “SEC”). For example, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC. Accordingly, information contained in this MD&A may not be comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements. The Company prepares its financial statements, which are referred to in this MD&A, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and the audit of its annual financial statements is subject to Canadian auditing and auditor independence standards.

Industry and Economic Factors that May Affect the Business

The business of mining for minerals involves a high degree of risk. IsoEnergy is an exploration and development company and is subject to risks and challenges similar to companies in a comparable stage and industry. These risks include, but are not limited to, the challenges of securing adequate capital; exploration, development and operational risks inherent in the mining industry; changes in government policies and regulations; the ability to obtain the necessary permitting; as well as global economic and uranium price volatility; all of which are uncertain.

As with other companies involved with mineral exploration and development, the Company is subject to cost inflation on exploration drilling and development activities and the Company may experience difficulty and / or delays in securing goods (including spare parts) and services from time-to-time.

The underlying value of the Company’s exploration and development assets is dependent upon the existence and economic recovery of Mineral Reserves and is subject to, among others, the risks and challenges identified above. Changes in future conditions could require material write-downs of the carrying value of the Company’s exploration and development assets. The Company does not have any current Mineral Reserves.

In particular, the Company does not generate revenue. As a result, IsoEnergy continues to be dependent on third party financing to continue exploration and development activities on the Company’s properties. Accordingly, the Company’s future performance will be most affected by its access to financing, whether debt, equity or other means. Access to such financing, in turn, is affected by general economic conditions, the price of uranium, exploration risks and the other factors some of which are described in the section entitled “Risk Factors” included below.

ABOUT ISOENERGY

IsoEnergy was incorporated on February 2, 2016 under the Business Corporations Act (British Columbia) to acquire certain exploration assets of NexGen Energy Ltd. (“NexGen”). On October 19, 2016, IsoEnergy was listed on the TSX Venture Exchange (“TSXV”). On June 20, 2024, the Company completed its continuance from the province of British Columbia to the province of Ontario under the same name. The Company’s common shares were delisted from the TSXV and began trading on the Toronto Stock Exchange (the “TSX”) on July 8, 2024 under the trading symbol “ISO”. On March 20, 2025, the Company completed the consolidation of its issued and outstanding common shares on the basis of one post-consolidation common share for every four pre-consolidation common shares (the “Share Consolidation”). Throughout this MD&A, references to common shares, stock options, restricted share units and per share amounts are restated to post-consolidation amounts where applicable. The Share Consolidation was implemented in connection with the Company’s application to list its common shares on the NYSE American LLC (the “NYSE American”). On May 5, 2025, the Company’s common shares began trading on the NYSE American under the trading symbol “ISOU”. As of the date hereof, NexGen holds approximately 31.8% of IsoEnergy’s outstanding common shares.

ISOENERGY LTD.

For the three months ended March 31, 2025 and 2024

The principal business activity of IsoEnergy is the acquisition, exploration and development of uranium mineral properties in Canada, the United Sates, and Australia.

* Equity holdings include investments in NexGen, Premier American Uranium Inc., Atha Energy Corp., Purepoint Uranium Inc., and Future Fuels Inc., based on market close of May 5, 2025, and Jaguar Uranium Inc. at cost translated to Canadian dollars using the Bank of Canada USD:CAD exchange rate on the same date.

The Company is currently advancing it’s Larocque East Project in the Athabasca Basin, Saskatchewan, Canada, which is home to the Hurricane deposit (“Hurricane” or “Hurricane Deposit”), which has the world's highest grade published Indicated uranium Mineral Resource – 48.6 million pounds of U3O8 at an average grade of 34.5% contained in 63,800 tonnes. The Company also holds a portfolio of permitted, past-producing conventional uranium mines in Utah with toll milling agreements in place with Energy Fuels Inc. (“Energy Fuels”). These mines are currently on stand-by, ready for a potential restart as market conditions permit, positioning IsoEnergy as a near-term uranium producer. The Company also has a 50% interest in a joint venture formed on December 18, 2024 with Purepoint Uranium Group Inc. (“Purepoint Uranium”), with respect to a portfolio of exploration projects in the Athabasca Basin (the “Purepoint Joint Venture”). The Company’s projects are at varying stages of exploration and development, providing near, medium, and long-term leverage to rising uranium prices. None of the Company’s projects are currently in production and no decisions have been made to bring any of the Company’s projects to the production stage.

IsoEnergy’s uranium mineral properties are reflected below.

1.	For additional information please refer to the Tony M Technical Report.
2.	This estimate is a “historical estimate” as defined under NI 43-101. A Qualified Person has not done sufficient work to classify the historical estimate as current mineral resources and the Company is not treating the historical estimate as current mineral resources. See “Historical Estimates” below for additional details.
3.	For additional information please refer to the Larocque East Technical Report.
4.	Jurisdiction rankings are based on the Investment Attractiveness Index from the Fraser Institute Annual Survey of Mining Companies 2023

As an exploration stage company, IsoEnergy does not have revenues and is expected to generate operating losses. As of March 31, 2025, the Company had cash and cash equivalents of $46,175,284, an accumulated deficit of $97,439,631 and adjusted working capital of $80,146,579 (as defined in “Non-IFRS Financial Measures” below).

ISOENERGY LTD.

For the three months ended March 31, 2025 and 2024

YEAR-TO-DATE 2025 HIGHLIGHTS

•	Exercise of put option on Joint Venture Agreement with Purepoint Uranium

On January 14, 2025, the Company exercised a put option to sell to Purepoint Uranium 10% of the Company’s initial participation interest in the Purepoint Joint Venture in exchange for 4,000,000 common shares of Purepoint Uranium. After the exercise of the put option, each of the Company and Purepoint Uranium holds a 50% interest in the Purepoint Joint Venture.

•	Terminated transaction with Anfield Energy

On January 14, 2025, Anfield Energy Inc. (“Anfield Energy”) provided IsoEnergy with notice of termination of the previously announced arrangement agreement pursuant to which, among other things, IsoEnergy agreed to acquire all of the issued and outstanding common shares of Anfield Energy by way of a court-approved plan of arrangement (the “AEC Arrangement”). In connection with the AEC Arrangement, IsoEnergy provided a bridge loan (“Bridge Loan”) to Anfield Energy in the form of a promissory note of approximately $6.0 million and an indemnity for up to US$3.0 million in principal (the “Indemnity”) with respect to certain of Anfield Energy’s property obligations. On January 21, 2025, the Bridge Loan was fully repaid, including accrued interest at 15% per annum. On March 3, 2025, the Indemnity was released in full.

•	Sale of Mountain Lake property

On February 14, 2025, the Company completed the sale of its Mountain Lake property located in Nunavut pursuant to an asset purchase agreement with Future Fuels Inc. (“Future Fuels”). As consideration for this sale, the Company received 12,500,000 common shares of Future Fuels on closing, a 2% NSR payable on all future uranium production from Mountain Lake, of which half can be repurchased by Future Fuels for $1.0 million, and a 1% NSR payable on all future uranium production on all other Future Fuels properties. The Company is entitled to receive an additional 2,500,000 common shares of Future Fuels on the earliest date practicable such that it will not result in the Company owning or controlling more than 19.99% of all outstanding common shares of Future Fuels.

•	Flow Through Financing and Concurrent Private Placement

On February 28, 2025, the Company closed a financing with a syndicate of underwriters (the “Underwriters”) under a bought deal financing arrangement (the “February 2025 Flow-Through Financing”) whereby the Company issued 1,333,825 “flow-through” common shares at a price of $15.00 per share, for gross proceeds of approximately $20.0 million. The Underwriters were paid a cash commission of 6.0% of the gross proceeds of the February 2025 Flow-Through Financing.

The proceeds from the February 2025 Flow-Through Financing are required to be spent on eligible “Canadian exploration expenses” that will qualify as “flow-through critical mineral mining expenditures” (in each case as defined in the Income Tax Act (Canada) (the “Tax Act”)) by December 31, 2026 and the Company is required to renounce the full amount of the gross proceeds of the financing to the subscribers of the flow-through shares no later than December 31, 2025.

Concurrent with the February 2025 Flow-Through Financing, the Company completed a non-brokered private placement with NexGen to issue 625,000 common shares at a price of $10.00 per share for total gross proceeds of approximately $6.3 million (the “Concurrent Private Placement”). The Concurrent Private Placement enabled NexGen to maintain its pro-rata ownership interest in the Company at approximately 31.8%.

•	Share Consolidation

On March 20, 2025, the Company completed the consolidation of the Company’s issued and outstanding common shares on the basis of one post-consolidation common share for every four pre-consolidation common shares and any fractional shares were rounded down to the nearest whole common share. The Share Consolidation was effected following approval from the Company’s Board of Directors and regulatory approval from the TSX. The Share Consolidation was implemented in connection with the Company’s application to list its common shares on the NYSE American.

ISOENERGY LTD.

For the three months ended March 31, 2025 and 2024

•	2025 winter exploration program in the Athabasca Basin

A total of 6,396 metres of drilling in 17 diamond drill holes was successfully completed early in 2025 along the Larocque East Project trend (“Larocque Trend”), which hosts the Hurricane Deposit (Figure 2). Drilling intersected strongly elevated radioactivity along the eastern extensions of the Hurricane Deposit’s Main and South trends, as well as at Area D, 2.8 kilometres east (Figure 4), highlighting the potential for additional uranium zones near the deposit and along the Larocque Trend. See “Discussion of Operations – Larocque East Project – Winter 2025 – Diamond Drilling and Geophysical Work” below and the Company’s press release dated April 23, 2025 entitled “IsoEnergy Intersects Strongly Elevated Radioactivity in Multiple Holes Immediately Along Strike of Hurricane and In Step-Out Target Area D, 2.8 km East” for additional information regarding the results of the 2025 winter exploration program.

•	Sale of royalty assets

On April 10, 2025, the Company agreed to sell all the royalty interests held by IsoEnergy and its subsidiary with respect to properties in Nunavut and Argentina, to Royal Uranium Inc. (“Royal Uranium”) for 8,000,000 Royal Uranium shares at a price of $0.35 per share, for total proceeds of $2,800,000. The sale is expected to close in May 2025.

•	Listing on the NYSE American

On May 5, 2025, the Company’s common shares commenced trading on the NYSE American under the trading symbol “ISOU”.

•	Common share issuances and stock options (1)

In the three months ended March 31, 2025, the Company issued 180,000 common shares on the exercise of stock options for proceeds of $277,200 and granted 516,375 stock options at an exercise price of $11.72. The Company also issued 1,221,818 common shares to Queens Road Capital Investment Ltd. (“QRC”) as a result of QRC’s election to convert US$3,000,000 of the US$6,000,000 principal of the unsecured convertible debentures issued on August 18, 2020 (the “2020 Debentures”).

(1) Common share issuances and stock options granted in the three months ended March 31, 2025 above are presented on a post-consolidation basis. Refer to the discussion on the Share Consolidation, as described above in “About IsoEnergy”.

ISOENERGY LTD.

For the three months ended March 31, 2025 and 2024

DISCUSSION OF OPERATIONS

Three months ended March 31, 2025

During the three months ended March 31, 2025, the Company incurred $4,448,120 of exploration and evaluation spending on its exploration properties globally, as set out below. Most of the spending was at the Company’s Larocque East Project in the Athabasca Basin as further discussed below. See “Outlook” below for future exploration plans.

Exploration and evaluation spending

	Canada	United States	Australia	Total
Drilling	$1,814,423	$-	$-	$1,814,423
Labour and wages	343,246	292,342	40,049	675,637
Camp costs	580,920	10,010	13,154	604,084
Community relations	121,499	-	-	121,499
Geochemistry and assays	107,950	-	-	107,950
Health, safety and environmental	79,571	791	26,686	107,048
Travel	64,460	22,630	4,484	91,574
Engineering and underground access	-	77,312	-	77,312
Geological and geophysical	12,709	58,574	-	71,283
Claim holding costs and advance royalties	12,249	31,257	20,605	64,111
Extension of claim refunds	(14,373)	-	-	(14,373)
Other	52,842	81,931	15,458	150,231
Cash expenditures	$3,175,496	$574,847	$120,436	$3,870,779
Share-based compensation	397,120	170,229	9,846	577,195
Foreign exchange movements	-	(5,535)	5,681	146
Total expenditures	$3,572,616	$739,541	$135,963	$4,448,120

ISOENERGY LTD.

For the three months ended March 31, 2025 and 2024

Canada

Expenditures on the Company’s properties in the Athabasca Basin (Figure 1) and Quebec were primarily focused on the Larocque East Project during the three months ended March 31, 2025:

	Larocque East	Other	Total
Drilling	$1,814,423	$-	$1,814,423
Camp costs	551,425	29,495	580,920
Labour and wages	245,231	98,015	343,246
Community Relations	113,753	7,746	121,499
Geochemistry and assays	107,460	490	107,950
Health, safety and environmental	79,486	85	79,571
Travel	41,738	22,722	64,460
Geological and geophysical	7,048	5,661	12,709
Claim holding costs	-	12,249	12,249
Extension of claim refunds	-	(14,373)	(14,373)
Other	17,251	35,591	52,842
Cash expenditures	2,977,815	197,681	3,175,496
Share-based compensation	388,409	8,711	397,120
Total expenditures	$3,366,224	$206,392	$3,572,616

Figure 1 – Athabasca Basin Property Location Map

ISOENERGY LTD.

For the three months ended March 31, 2025 and 2024

Larocque East Project

Winter 2025 – Diamond Drilling and Geophysical Work

The winter 2025 drilling program focused on testing resource expansion targets near the Hurricane Deposit and at the Target Area D 2.8 kilometres east-northeast of Hurricane along the prospective Larocque Trend where Ambivalent Noise Tomography (“ANT”) surveys in 2023 and 2024 outlined prospective velocity anomalies. The winter 2025 drilling program set out to drill at these identified targets and successfully completed 17 diamond drill holes totalling 6,396 metres. The drilling intersected strongly elevated radioactivity in five holes along the eastern extensions of the Hurricane Deposit main and south trends, as well as at Area D, 2.8 kilometres east of Hurricane, highlighting the potential for additional zones of uranium mineralization both immediately on strike of Hurricane and regionally along the 9 kilometres of the Larocque Trend on the Project (Figures 2 and 4).

A total of 13 holes were completed to test three interpreted structural trends at Hurricane (Figure 2). Four holes (LE25-194, 195, 198, 203) were drilled to test the projected eastern extension of the faults that control the main high-grade portion of Hurricane (the “Main Trend”). Seven holes (LE25-197, 199, 200, 201, 207, 208, 210) were drilled to test the projected extension of faults that control the Hurricane southern high-grade lens (the “South Trend”). Two holes (LE25-196, 205A) were drilled to test a structure intersected in historic drill holes in the middle sandstone north of Hurricane at the unconformity.

In the Main Trend, hole LE25-194 tested down-dip of structure and anomalous geochemistry intersected in LE21-89 and LE21-95A (Figure 3). Hole LE25-194 intersected widespread moderate to strongly bleached core through most of the sandstone. Strong pervasive bleaching, clay alteration and desilicification were intersected below 295 metres. Moderate hematite and grey alteration, typical of Hurricane were intersected immediately above the unconformity associated with strongly elevated radioactivity over 3.5 metres from 316.0 to 319.5 metres which included a 0.5 metre-long interval with an average RS-125 spectrometer value of 3,100 counts per second (“cps”) and a corresponding gamma ray (“2PGA”) probe value of 30,829 cps. Mineralization styles include worm-rock replacement, fault-controlled and disseminated. Hole LE25-198 drilled 100 metres east of hole LE25-194, intersected widespread bleaching throughout the sandstone. Clay and limonite alteration, centered on a fault, were intersected from 259 to 263 metres. A broad structural zone with continuous strong bleaching, desilicification, and clay alteration is present below 287 metres. Fault-controlled hydrothermal hematite and weak grey alteration were intersected approximately 10 metres above the unconformity, indicating the hole overshot the ideal target. Strong pervasive limonite and clay alteration continued to the unconformity at 316.5 metres. The basement rock immediately below the unconformity is moderately argillitized and chloritized, with above-background radioactivity as measured on core and by downhole gamma probing extending from 314.0 metres in sandstone down to 321.1 metres in basement. Peak values recorded on drill core with the RS-125 spectrometer and with the 2PGA downhole probe are 625 cps average over a 0.5 metre interval and 26,503 cps respectively. Hole LE25-198 is interpreted to have overshot the target, and potential for mineralization remains high to the north. Hole LE25-203 tested north of hole LE25-194 and intersected strong bleaching, moderate clay and desilicification centred on structural zones below 283 metres. Fault-controlled hematite alteration was intersected at 320.3 metres. A peak of 4,809 cps was recorded on the 2PGA probe at 325.0 metres, one metre below the unconformity.

In the South Trend, hole LE25-207 was drilled between holes LE21-101 and LE22-115A to test for continuity of mineralization. Hole LE25-207 intersected moderate bleaching beginning at 245 metres. Elevated radioactivity was intersected within hematitic breccia at 293 metres. Strong structurally controlled bleaching and moderate clay alteration were observed from 301 metres to the unconformity at 323.8 metres, with significant core loss recorded from 308 to 323 metres. Strongly elevated radioactivity was recorded over 6.0 metres from 323.0 metres in the sandstone to 329.0 metres in the basement (Figure 5). The interval included RS-125 spectrometer and 2PGA probe values of 8,800 cps averaged over a 0.5 metre interval and 30,096 cps, respectively. Hole LE25-210 tested down-dip of the sandstone structure intersected in hole LE22-118A. Strong bleaching, clay alteration, and desilicification were observed below 251 metres. Weak to moderate fault-controlled hematite alteration was intersected at 319.5 metres and 323.6 metres. Continuous radioactivity exceeding 350 cps was intersected in sandstone at 319 metres and extended into the basement to 324 metres. The highest radioactivity measured on core of 3,700 cps averaged over a 0.5 metre interval and a corresponding 2PGA downhole probe peak of 20,280 cps were recorded within a basement-hosted fault, highlighting the potential for a basement extension of Hurricane.

ISOENERGY LTD.

For the three months ended March 31, 2025 and 2024

Drilling in Area D along the Larocque Trend had the best radioactivity intercept to date outside of Hurricane and confirms regional potential. Four holes (LE25-202, 204, 206 and 209) were completed this winter (Figure 4). Three holes on one section in the northwest end of Target Area D in which strongly anomalous radioactivity was intersected are summarized below.

Hole LE25-202, the first drill hole on section (Figure 5), intersected weak to moderate bleaching in the upper sandstone. In the lower sandstone, below 206 metres, alteration is moderate to strong with a broad bleached, clay and desilicified zone centred on faults. Moderate to strong limonite in present over a 10 metre interval below 254 metres. The hole intersected unconformity at 270.3 metres and hematitic breccia immediately below unconformity. A second hematitic fault was intersected at 282 metres before the drill hole intersected a moderately hematitic radioactive zone from 286.5 to 291.0 metres. Blebs and fracture-hosted uranium mineralization are associated with the highest RS-125 spectrometer value reading of 6,200 cps over 0.5 metres. Hole LE25-204, drilled to the south and designed to test down dip of the LE25-202 intersection, intersected broad bleaching throughout the sandstone. Moderate clay alteration and desilicification with significant core loss were intersected below 245 metres to unconformity at 262.9 metres.

A new geophysical model generated from joint inversion of ground loop domain electromagnetic (“EM”) and direct current resistivity data collected during historic EM and resistivity surveys, has highlighted a previously underexplored conductive structure 800 metres north of the main Hurricane conductor (Figure 6). This 2,500-metre trend has been inadequately tested by two historic drill holes, and which is accordingly thought to be a compelling target.

The summer 2025 drilling will look to build on the winter 2025 drilling program results as well as testing Areas E and F, which, along with Area D, are along a six-kilometre prospective segment of the Larocque Trend (Figure 4).

See the Company’s press release dated April 23, 2025 entitled “IsoEnergy Intersects Strongly Elevated Radioactivity in Multiple Holes Immediately Along Strike of Hurricane and In Step-Out Target Area D, 2.8km East” for additional information regarding the results of the 2025 winter exploration program.

ISOENERGY LTD.

For the three months ended March 31, 2025 and 2024

Figure 2 – Location of winter 2025 drill holes with respect to the Hurricane Deposit resource footprint (blue) and the ANT seismic low velocity zone in which the deposit occurs, and projected Hurricane mineralization-controlling fault zones. RS-125 spectrometer values are highest averages over 0.5 metre intervals.

Figure 3 – Main Trend: Cross section through LE25-194 and LE25-203 on the Main Trend looking east.

ISOENERGY LTD.

For the three months ended March 31, 2025 and 2024

Figure 4 – Location of 2025 target areas and winter drill holes along the Larocque Trend, including drill holes in Target Area D, located 2.8 kilometres east of the Hurricane Deposit. A six-kilometre segment of the Larocque Trend remains to be systematically tested.

Figure 5 – Cross section through LE25-202, 204 and 206 on the west end of Target Area ‘D’ looking east.

ISOENERGY LTD.

For the three months ended March 31, 2025 and 2024

Figure 6 – Joint resistivity – electromagnetic inversion model of the Larocque East project that highlights an untested 2,500m northern conductivity trend

545,000E m
547,500E m
550,000E m
552,500E m
Prospective Conductive Trend
Conductivity from Joint Inversion
of EM and DC Resistivity
Depth Slice 50 m above UNCO
Drill Hole at Unconformity
ANT Anomaly at Unconformity
IsoEnergy
Ltd.
0 0.5 1
Kilometers
NAD 83 UTM Zone 13N
Conductivity
S/m

545,000E m
547,500E m
550,000E m
552,500E m
Prospective Conductive Trend
Conductivity from Joint Inversion
of EM and DC Resistivity
Depth Slice 50 m below UNCO
Drill Hole at Unconformity
ANT Anomaly at Unconformity
IsoEnergy
Ltd.
0 0.5 1
Kilometers
NAD 83 UTM Zone 13N
Conductivity
S/m

Other Canadian projects

The majority of exploration and evaluation costs incurred for other projects in Canada during the three months ended March 31, 2025, relate to assessment report writing and community engagement payments accrued for properties in the Athabasca Basin, as well as community engagement work and a site visit to the Matoush property in Quebec. See “Outlook” below for further details on the 2025 exploration program plans for the Company’s properties in Canada.

ISOENERGY LTD.

For the three months ended March 31, 2025 and 2024

United States

Expenditure on the Company’s properties in the United States was as follows during the three months ended March 31, 2025:

	Tony M	Other	Total
Labour and wages	$186,935	$105,407	$292,342
Engineering and underground access	77,312	-	77,312
Geological and geophysical	-	58,574	58,574
Claim holding costs and advance royalties	-	31,257	31,257
Travel	2,461	20,169	22,630
Camp costs	8,813	1,197	10,010
Health, safety and environmental	791	-	791
Other	42,895	39,036	81,931
Cash expenditures	$319,207	$255,640	$574,847
Share-based compensation	114,839	55,390	170,229
Foreign exchange movements	(5,535)	-	(5,535)
Total expenditures	$428,511	$311,030	$739,541

Tony M Mine

In 2025 to date, the Company intends to continue investigating ore sorting to reduce haulage and processing costs. In addition, the Company continues to secure and install new equipment on site, and is working with contractors needed for commencing its planned mining studies in 2025. See “Outlook” below for further details on the Company’s planned 2025 work program at Tony M.

Utah Exploration

In 2025 to date, the Company has continued to carryout geological fieldwork, including area evaluation analyses, to develop the local sedimentary architecture at its Henry Mountains project, Daneros Mine, Rim Mine, and Sage Plain project. The area evaluation analyses are meant to assess the characteristics and suitability of the specific geographic areas of the exploration sites. This new geological information is being integrated into the interpretation of the results of seismic, EM, and induced polarization surveys conducted in 2024.

Claim Staking and Claim Maintenance

The Company staked additional ground adjacent to the Tony M Mine during the three months ended March 31, 2025 at a cost of $2,630 and incurred $31,257 in expenditure on annual state lease fees, advance royalties, other short-term lease payments, and land management fees related to the Company’s properties in Utah.

ISOENERGY LTD.

For the three months ended March 31, 2025 and 2024

Year ended December 31, 2024

During the year ended December 31, 2024, the Company incurred $23,495,786 of exploration and evaluation spending primarily on its exploration properties in Canada and in Utah, as set out below. Total exploration and evaluation spending in the year ended December 31, 2024 excludes $378,879 spent on properties in Argentina, which the Company disposed of during the year ended December 31, 2024.

Exploration and evaluation spending from continuing operations

	Canada	United States	Australia	Total
Drilling	$6,000,455	$154,306	$-	$6,154,761
Geological & geophysical	4,968,309	522,167	5,895	5,496,371
Labour & wages	1,537,927	1,290,233	247,070	3,075,230
Camp costs	1,936,029	83,738	-	2,019,767
Claim holding costs and advance royalties	50,449	1,236,488	226,100	1,513,037
Engineering and underground access	70,687	1,150,702	-	1,221,389
Travel	364,385	247,757	33,430	645,572
Community relations	575,462	-	-	575,462
Health and safety and environmental	444,369	43,566	73,635	561,570
Geochemistry & Assays	312,268	48,391	2,119	362,778
Extension of claim refunds	(67,713)	-	-	(67,713)
Other	254,853	153,439	75,601	483,893
Cash expenditures	$16,447,480	$4,930,787	$663,850	$22,042,117
Share-based compensation	1,095,546	343,121	11,041	1,449,708
Foreign exchange movements	-	4,528	(567)	3,961
Total expenditures	$17,543,026	$5,278,436	$674,324	$23,495,786

ISOENERGY LTD.

For the three months ended March 31, 2025 and 2024

Expenditure on the Company’s properties in Canada during the year ended December 31, 2024 was primarily on Larocque East, Hawk, Matoush, and East Rim, as set out below. Spending at Matoush also included travel and labour and wages related to community engagement work.

	Larocque East	Hawk	Matoush	East Rim	Other	Total
Drilling	$4,757,266	$1,243,189	$-	$-	$-	$6,000,455
Geological & geophysical	1,816,725	151,953	811,982	538,928	1,648,721	4,968,309
Camp costs	1,282,932	483,469	134,789	-	34,839	1,936,029
Labour & wages	867,305	205,730	178,760	72,371	213,761	1,537,927
Community relations	321,550	73,500	1,299	14,600	164,513	575,462
Health and safety and environmental	402,329	18,048	533	4,099	19,360	444,369
Travel	252,175	24,894	87,294	-	22	364,385
Geochemistry & Assays	219,942	51,924	40,000	402	-	312,268
Engineering	70,687	-	-	-	-	70,687
Claim holding costs	-	-	50,449	-	-	50,449
Extension of claim refunds	-	-	-	(21,529)	(46,184)	(67,713)
Other	76,896	56,168	48,355	20,983	52,451	254,853
Cash expenditures	10,067,807	2,308,875	1,353,461	629,854	2,087,483	16,447,480
Share-based compensation	725,609	166,516	6,162	44,899	152,360	1,095,546
Total expenditures	$10,793,416	$2,475,391	$1,359,623	$674,753	$2,239,843	$17,543,026

Expenditure on the Company’s properties in the United States during the year ended December 31, 2024, was primarily focused on reopening access to the Tony M Mine and exploration activities on Henry Mountains, Daneros, and Sage Plain in Utah, as set out below:

	Tony M	Other	Total
Labour and wages	$1,254,659	$35,574	$1,290,233
Claim holding costs and advance royalties	1,191,257	45,231	1,236,488
Engineering and underground access	1,150,702	-	1,150,702
Geological & geophysical	496,671	25,496	522,167
Camp costs	81,921	1,817	83,738
Travel	245,060	2,697	247,757
Drilling	154,306	-	154,306
Geochemistry and assays	48,391	-	48,391
Health and safety and environmental	43,566	-	43,566
Other	153,172	267	153,439
Cash expenditures	4,819,705	111,082	4,930,787
Share-based compensation	343,121	-	343,121
Foreign exchange movements	4,528	-	4,528
Total expenditures	$5,167,354	$111,082	$5,278,436

ISOENERGY LTD.

For the three months ended March 31, 2025 and 2024

OUTLOOK

The Company intends to actively explore all of its exploration projects as and when resources permit. The nature and extent of further exploration on any of the Company’s properties, however, will depend on the results of completed and ongoing exploration activities, an assessment of the Company’s recently acquired properties and the Company’s financial resources.

Activities in Canada for 2025 include completing analysis of the 2025 winter exploration program at Larocque East, with the continued focus of testing resource expansion potential near the Hurricane Deposit and evaluating greenfield targets along the Larocque Trend, as further outlined in “Discussion of Operations” above. Activities in Canada for 2025 also include commencing drilling at the Dorado Project, where Purepoint Uranium is the operator, to unlock the potential of the Larocque Trend, carrying out planned exploration at other Athabasca Basin projects, continuing geological and geophysical work at Matoush based on 2024 exploration results, and proposing future exploration work.

The Company’s planned work program at the Tony M Mine in 2025 includes advancing an ore sorting study, an evaporation trade-off study, and evaluation of multiple mining methods. The ore sorting study is being undertaken in an effort to reduce haulage costs to the Energy Fuels White Mesa Mill. The evaporation trade-off study should provide a path for minimising the cost, work and timeline for full dewatering of the underground when the mine is put back into production. Results of these studies could provide important inputs for a technical and economic study, which may begin later this year and would include a mine plan, production rates, expected operational costs and capital requirements. In any such plan, the price of uranium will be a key factor.

The Company intends to undertake internal technical studies on several non-material properties in 2025.

SELECTED FINANCIAL INFORMATION

Management is responsible for the Interim Financial Statements referred to in this MD&A. The Audit Committee of the Board of Directors (the “Board”) has been delegated the responsibility to review the Interim Financial Statements and MD&A and make recommendations to the Board. The Board is responsible for final approval of the Interim Financial Statements and MD&A.

The Interim Financial Statements have been prepared in accordance with IAS 34, Interim Financial Reporting as issued by the IFRS and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The Company’s presentation currency and the functional currency of its Canadian operations is Canadian dollars; the functional currency of its Australian operations is the Australian dollar; and the functional currency of its United States operations and the Argentinian discontinued operations is the US dollar.

The Company’s Interim Financial Statements have been prepared using IFRS applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The ability of the Company to continue as a going concern is dependent on its ability to obtain financing and achieve future profitable operations.

ISOENERGY LTD.

For the three months ended March 31, 2025 and 2024

Financial Position

The following financial data is derived from and should be read in conjunction with the Interim Financial Statements and the Annual Financial Statements. As an exploration stage company, IsoEnergy does not have revenues.

	March 31, 2025	December 31, 2024	December 31, 2023 Restated
Exploration and evaluation assets	$265,557,488	$262,291,098	$274,756,338
Total assets	369,021,136	340,835,023	347,198,222
Total current liabilities	29,478,628	35,103,977	41,065,120
Total non-current liabilities	2,723,124	2,567,887	3,112,545
Adjusted working capital (1)	80,146,579	56,116,942	51,644,330
Cash dividends declared per share	Nil	Nil	Nil

(1)	Adjusted working capital is a non-IFRS financial measure, as discussed below, and is defined as current assets less current liabilities, excluding flow-though share premium liabilities and convertible debenture liabilities.

In the three months ended March 31, 2025 the Company capitalized $4,448,120 of exploration and evaluation costs, as further described in “Discussion of Operations” above. Exploration and evaluation assets of $1,060,000 relating to 10% of the Company’s interest in the Purepoint Joint Venture and $151,010 relating to the Mountain Lake property were disposed of, as further described in “Year-to-date 2025 Highlights” above. Total assets increased primarily due to $24,181,918 raised in the February 2025 Flow-Through Financing and Concurrent Private Placement, net of share issuance costs. Total assets also increased due to the fair value of marketable securities increasing by $3,934,876, primarily from $8,625,000 of Future Fuels common shares received on the disposal of the Mountain Lake property and $1,060,000 of Purepoint Uranium common shares received from the exercise of the put option in the Purepoint Joint Venture, offset by a fair value loss related to marketable securities of $5,750,124 during the three months ended March 31, 2025.

Current liabilities on March 31, 2025, include a flow through share premium liability of $7,996,340 and $852,386 related to the February 2025 Flow-Through Financing and the February 2024 Private Placement (as defined below), respectively. Accounts payable and accrued liabilities increased by $535,428 during the three months ended March 31, 2025 mostly as a result of the 2025 winter exploration program at Larocque East. The fair value of the Company’s 2020 Debentures and the US$4 million in principle of unsecured convertible debentures issued on December 6, 2022 (the “2022 Debentures” and collectively with the 2020 Debentures, the “Debentures”) decreased by $13,672,101 during the three months ended March 31, 2025 mostly due to the partial conversion of US$3 million principal of the 2020 Debentures, further described in “Year-to-date 2025 Highlights” above and discussed in “Results of Operations” below.

Adjusted working capital increased during the three months ended March 31, 2025 mainly due to the February 2025 Flow-Through Financing and Concurrent Private Placement, as well as an increase in the fair value of marketable securities during the period, partly offset by exploration and evaluation spending and the increase in accounts payable discussed above.

ISOENERGY LTD.

For the three months ended March 31, 2025 and 2024

Results of Operations

The following financial data is derived from and should be read in conjunction with the Interim Financial Statements.

	For the three months ended March 31
	2025	2024
General and administrative costs
Share-based compensation	$1,945,839	$1,176,529
Administrative salaries, contractor and directors’ fees	795,314	1,081,967
Investor relations	220,956	206,639
Office and administrative	244,000	210,531
Professional and consultant fees	1,060,811	658,872
Travel	176,025	146,064
Public company costs	145,726	166,166
Total general and administrative costs	(4,588,671)	(3,646,768)
Interest income	310,297	486,517
Interest expense	(41,879)	(19,890)
Interest on convertible debentures	(262,550)	(306,807)
Fair value loss on convertible debentures	(288,582)	(1,899,084)
Gain on disposal of assets	10,369,031	-
Foreign exchange gain	6,919	51,113
Other income	431,921	19,380
Income (loss) from operations	$5,936,486	(5,315,539)
Deferred income tax (expense) recovery	(830,871)	656,927
Income (loss) from continuing operations	$5,105,615	(4,658,612)
Loss from discontinued operations (1)	-	(71,366)
Income (loss) for period	$5,105,615	$(4,729,978)
Income (loss) per share – basic (2)	$0.11	$(0.11)
Income (loss) per share – diluted (2)	$0.10	$(0.11)
Loss per share relating to discontinued operations – basic and diluted (1)(2)	Nil	$(0.00)

(1)	Loss from discontinued operations, net of tax, relates to the Argentina reporting segment, which was disposed of during the year ended December 31, 2024.
(2)	Income (loss) per share amounts in the comparative period were retroactively restated on a post-consolidation basis. Refer to the discussion on the Share Consolidation, as described above in “About IsoEnergy”.

Three months ended March 31, 2025

During the three months ended March 31, 2025, the Company recorded net income of $5,105,615, compared to net loss of $4,729,978 in the three months ended March 31, 2024. Included in the net loss for the three months ended March 31, 2024, is a $71,366 loss from discontinued operations relating to the Argentina reporting segment that was sold in 2024. The main driver of the difference between the two periods was a gain on the sale of the Mountain Lake property of $10,369,031, partially offset by an increase in general and administrative costs of $941,903. Other factors causing the difference between the two periods is further described below.

ISOENERGY LTD.

For the three months ended March 31, 2025 and 2024

General and administrative costs

Share-based compensation was $1,945,839 in the three months ended March 31, 2025, compared to $1,176,529 in the three months ended March 31, 2024. The share-based compensation expense is a non-cash charge based on the Black-Scholes value of stock options, calculated using the graded vesting method. Stock options granted to directors, consultants and employees typically vest in three tranches – 1/3 immediately, 1/3 on the first anniversary of the grant date, and the remaining 1/3 on the second anniversary of the grant date, with the corresponding share-based compensation expense being recognized over this period. The increase in the current period was primarily due to stock options granted during the three months ended March 31, 2025 while none were granted in the prior period.

Administrative salaries, contractor and directors’ fees of $795,314 for the three months ended March 31, 2025, decreased from $1,081,967 during the prior period primarily due to a smaller management team as compared to the prior period.

Investor relations expenses relate primarily to costs incurred in communicating with existing and potential shareholders, conferences and marketing. The costs in both periods were similar.

Office and administrative expenses primarily consist of office operating costs and other general administrative costs. The change in office and administrative expenses from the prior period is not significant.

Professional and consultant fees were $1,060,811 for the three months ended March 31, 2025, compared to $658,872 for the three months ended March 31, 2024. Professional fees were higher mainly due to legal fees incurred for the Company’s listing on the NYSE American, as well as legal fees related to the now terminated AEC Arrangement, including costs incurred for completing customary termination procedures such as repayment of the Bridge Loan and release of the Indemnity.

Travel expenses primarily relate to travel and accommodation costs for conferences, business development activities, public relations activities, and general corporate purposes. Travel costs increased slightly from the prior period mainly due to additional business development projects and activities undertaken compared to the prior period.

Public company costs consist primarily of costs associated with the Company’s continuous disclosure obligations, listing fees, directors and officers insurance, transfer agent costs, press releases and other shareholder communications. The change in public company costs from the prior period is not significant.

Other items

The Company recorded interest income of $310,297 in the three months ended March 31, 2025, compared to $486,517 in the three months ended March 31, 2024, which represents interest earned on cash balances and the Bridge Loan advanced to Anfield Energy. The amounts were lower in the three months ended March 31, 2025 mainly due to a lower average cash balance and a decrease in interest rates earned on cash, partially offset by interest earned on the Bridge Loan to Anfield Energy which is now fully repaid.

Interest expense on the Debentures was $262,550 in the three months ended March 31, 2025, which was lower than the $306,807 in the three months ended March 31, 2024. The 2020 Debentures and 2022 Debentures bear interest of 8.5% and 10%, respectively, per annum and are payable, with a combination of cash and common shares of the Company, on June 30 and December 31. The principal amount of the 2020 Debentures decreased in the period following the partial conversion of the 2020 Debentures, where US$3 million of the US$6 million principal was converted.

ISOENERGY LTD.

For the three months ended March 31, 2025 and 2024

The fair value of the Debentures on March 31, 2025 was $16,607,205 compared to $30,279,306 on December 31, 2024. The decrease in the fair value of the Debentures is primarily due to the partial conversion of the 2020 Debentures which resulted in debentures with a fair value of $13,928,728 being derecognized. The decrease in fair value is slightly offset by an increase in the fair value of the Debentures of $288,582 included in the statement of income and a fair value gain attributable to the change in credit risk of $31,955 included in other comprehensive income (loss). The Company’s Debentures are classified as measured at fair value through profit and loss. In accordance with IFRS 9 – Financial Instruments, the part of a fair value change due to an entity’s own credit risk is presented in other comprehensive income (loss). As of March 31, 2025, the discount on the 2020 Debentures is assumed to be 0%, as it is assumed that the 2020 Debentures can be converted immediately and the shares received can be sold at the fair market value of the conversion shares, with no additional discount. As of March 31, 2025, the time to maturity of the 2020 Debentures and 2022 Debentures was 0.4 and 2.7 years, respectively.

Foreign exchange gain was $6,919 in the three months ended March 31, 2025, compared to a gain of $51,113 in the three months ended March 31, 2024, and mainly relates to exchange movements on working capital in United States dollars held by the Company. The foreign exchange fluctuations in the current period were smaller than the prior period which caused a lower foreign exchange gain.

Other income was $431,921 in the three months ended March 31, 2025, compared to $19,380 in the three months ended March 31, 2024. This primarily relates to higher-than-expected timber sales and an increase in rental income earned from the Company’s operations in the US.

The Company records a deferred tax recovery or expense which is comprised of a recovery on losses or expense on gains recognized in the period and, when applicable, the release of flow-through share premium liability which is offset by the renunciation of flow-through share expenditures to shareholders. In the three months ended March 31, 2025, this resulted in an expense of $830,871, compared to a recovery of $656,927 in the three months ended March 31, 2024. The increase in expense is mainly due to a gain in the period as compared to a loss in the prior period, partially offset by a larger proportion of flow-through share spending renounced during the three months ended March 31, 2025.

SUMMARY OF QUARTERLY RESULTS

The following information is derived from the Company’s Interim and Annual Financial Statements prepared in accordance with IFRS. The information below should be read in conjunction with the Company’s interim and annual financial statements for each of the past seven quarters.

	Mar. 31, 2025	Dec. 31, 2024	Sep. 30, 2024	Jun. 30, 2024
Revenue	Nil	Nil	Nil	Nil
Net income (loss)	$5,105,615	$(35,505,105)	$4,159,285	$(6,059,293)
Net income (loss) per share: (1)
Basic	$0.11	$(0.80)	$0.08	$(0.12)
Diluted	$0.10	$(0.88)	$(0.00)	$(0.12)
Loss from discontinued operations (2)	Nil	Nil	$(1,859)	$(55,133)
Loss from discontinued operations per share – basic and diluted (1)(2)	Nil	Nil	$(0.00)	$(0.00)

	Mar. 31, 2024	Dec. 31, 2023	Sep. 30, 2023	Jun. 30, 2023
Revenue	Nil	Nil	Nil	Nil
Net income (loss)	$(4,729,978)	$4,630,838	($21,988,054)	$3,568,387
Net income (loss) per share: (1)
Basic	$(0.12)	$0.16	$(0.80)	$0.12
Diluted	$(0.12)	$(0.08)	$(0.80)	$(0.04)
Loss from discontinued operations (2)	$(71,366)	$(17,856)	Nil	Nil
Loss from discontinued operations per share – basic and diluted (1)(2)	$(0.00)	$(0.00)	Nil	Nil

(1)	Income (loss) per share amounts in the past seven quarters presented are retroactively restated on a post-consolidation basis. Refer to the discussion on the Share Consolidation, as described above in “About IsoEnergy”.
(2)	Loss from discontinued operations relates to the Argentina reporting segment, as described above.

ISOENERGY LTD.

For the three months ended March 31, 2025 and 2024

IsoEnergy does not derive any revenue from its operations. Its primary focus is the acquisition, exploration and development of mineral properties. As a result, the income (loss) per period has fluctuated depending on the Company’s activity level and periodic variances in certain items. Quarterly periods are therefore not comparable. As part of the Company’s strategy to evaluate additional Merger and Acquisition (“M&A”) opportunities throughout the life cycle of mineral properties, the Company may incur gains or losses related to such transactions or incur expenses for M&A opportunities that do not materialize. In the three months ended March 31, 2025, a $10,369,031 gain was recorded on the sale of the Mountain Lake property; in the three months ended December 31, 2024, a loss of $25,616,241 was recorded from the contribution of exploration and evaluation assets to the Purepoint Joint Venture; and in the three months ended June 30, 2024, a $5,300,611 gain was recorded on the disposal of its Argentina assets. The Company also assesses for indicators of impairment on its property and equipment and exploration and evaluation assets quarterly, as required by the relevant IFRS. If such indicators are identified, an analysis to determine its recoverable value is performed and if such amount is lower than the carrying value, a loss is recognized for the difference. In the three months ended December 31, 2024, the Company identified indicators of impairment on certain exploration and evaluation assets located in the Athabasca Basin primarily as a result of the loss on the formation of the Purepoint Joint Venture and recorded a write-down of $14,342,736.

In the third quarter of 2020, the Company issued the 2020 Debentures and in the fourth quarter of 2022 issued the 2022 Debentures, both of which are accounted for as measured at fair value through profit and loss, which has resulted in a gain on the revaluation of the Debentures in the three months ended June 30, 2023, three months ended December 31, 2023, three months ended September 30, 2024, three months ended December 31, 2024, and losses in every other period.

LIQUIDITY AND CAPITAL RESOURCES

IsoEnergy has no revenue-producing operations, earns only minimal interest income on cash, and is expected to have recurring operating losses. As of March 31, 2025, the Company had an accumulated deficit of $97,439,631.

During the three months ended March 31, 2025, the Company utilized cash on hand to invest $2,390,068 (net of changes in accounts payable) in exploration and evaluation assets, $3,027,641 for expenditure on its corporate and business development activities, including movements in working capital, and was repaid $6,168,995 including interest on the Bridge Loan previously advanced to Anfield Energy.

During the three months ended March 31, 2025, the Company received $17,931,918 in net proceeds from the February 2025 Flow-Through Financing and another $6,250,000 in net proceeds from the Concurrent Private Placement with NexGen.

As of the date of this MD&A, the Company has approximately $44.3 million in cash, $30.8 million in marketable securities and $75.3 million in adjusted working capital.

The Company has fully funded its Canadian exploration activities up to the end of December 31, 2025 and into 2026. The Company may require additional financing in the coming year, under its $200 million base shelf prospectus filed on September 5, 2024 or otherwise, to fund its currently planned exploration and evaluation activities at its properties, while maintaining current corporate capacity, which includes wages, consulting fees, professional fees, costs associated with the Company’s head office and fees and expenditures required to maintain all of its tenements. Should the Company not obtain sufficient funds when needed, the Company plans to sell its marketable securities in order to fund operations.

The ability of the Company to continue as a going concern is dependent on its ability to obtain financing and achieve future profitable operations.

ISOENERGY LTD.

For the three months ended March 31, 2025 and 2024

Management will determine whether to accept any offer to finance, weighing such factors as the financing terms, the results of exploration, the Company’s share price at the time and current market conditions, among others. Circumstances that could impair the Company’s ability to raise additional funds include general economic conditions, the price of uranium and certain other factors set forth under “Risk Factors” below and above under “Industry and Economic Factors that May Affect the Business”. A failure to obtain financing as and when required, could require the Company to reduce its exploration and corporate activity levels.

Use of Proceeds

On December 6, 2023, the Company received the proceeds from a $36.6 million financing initially closed in escrow on October 19, 2023. The net proceeds of the financing were to be used to advance exploration and development of the Company’s uranium assets, as well as for working capital and general corporate purposes. On February 9, 2024, the Company completed a brokered “bought-deal” private placement for gross proceeds of $23 million (the “February 2024 Private Placement”). The proceeds from the February 2024 Private Placement are required to be spent on eligible “Canadian exploration expenses” that will qualify as “flow-through critical mineral mining expenditures” (in each case as defined in the Tax Act) by December 31, 2025.

On February 28, 2025, the Company received gross proceeds of $20.0 million from the February 2025 Flow-Through Financing and $6.3 million from the Concurrent Private Placement. The proceeds from the February 2025 Flow-Through Financing are required to be spent on eligible “Canadian exploration expenses” that will qualify as “flow-through critical mineral mining expenditures” (in each case as defined in the Tax Act) by December 31, 2026. The proceeds of Concurrent Private Placement of the financing were to be used for other non-qualifying exploration of the Company’s Canadian properties, costs associated with the listing on the NYSE American, and for working capital and general corporate purposes.

The gross proceeds received from these financings have been used as follows:

Proceeds	Anticipated use of proceeds	Use of proceeds to March 31, 2025	Remaining at March 31, 2025
December 6, 2023 financing:
Exploration and development, working capital, and general corporate purposes	$36,605,250	$20,097,252	$16,507,998
February 2024 Private Placement:
Canadian exploration expenses	23,000,000	17,672,589	5,327,411
February 2025 Flow-Through Financing:
Canadian exploration expenses in 2025	9,420,000	16,524	9,403,476
Canadian exploration expenses in 2026	10,587,375	-	10,587,375
Concurrent Private Placement:
Other exploration expenses	750,000	-	750,000
NYSE American listing costs	2,000,000	300,976	1,699,024
Costs associated with the February 2024 Flow-Through Financing	1,600,000	1,600,000	-
General corporate purposes	1,900,000	-	1,900,000
	$85,862,625	$39,687,341	$46,175,284

The balance of the proceeds remaining in treasury are intended to be applied towards the intended uses described above. The Company’s properties are in good standing with the applicable governmental authority. Other than the contractually agreed upon exploration budget in 2025 for the Purepoint Joint Venture, the Company does not have any contractually imposed expenditure requirements.

The Company has not paid any dividends and management does not expect that this will change in the near future. Working capital is mainly held in cash, cash deposits available on short-term demand, and marketable securities, all of which are highly liquid.

ISOENERGY LTD.

For the three months ended March 31, 2025 and 2024

COMMITMENTS AND CONTINGENCIES

The Company’s significant undiscounted commitments at March 31, 2025 are as follows. The Debentures are classified as a current liability, however the counterparty conversion option allows the principal to be converted to common shares.

	Less than 1 year	1 to 3 years	4 to 5 years	Total
Accounts payable and accrued liabilities	$3,883,724	$-	$-	$3,883,724
Debentures	16,607,205	-	-	16,607,205
Flow-through share premium liabilities	8,848,726	-	-	8,848,726
Lease liabilities	197,976	362,393	89,393	649,762
	$29,537,631	$362,393	$89,393	$29,989,417

Flow-through funding commitments

The premium received for a flow-through share, which is the price received for the share in excess of the market price of the share, is recorded as a flow-through share premium liability. This liability is subsequently reduced when the required exploration expenditures are made, on a pro rata basis, and accordingly, a recovery of flow-through premium is then recorded as a reduction in the deferred tax expense to the extent that deferred income tax assets are available.

As of March 31, 2025, the Company is obligated to spend $5,327,411 on eligible exploration expenditures by December 31, 2025 related to the February 2024 Private Placement and $19,990,851 on eligible exploration expenditures by December 31, 2026 related to the February 2025 Flow-Through Financing.

Contingent payment obligations

The Company has an obligation to make a contingent payment of $500,000 related to the acquisition of the West Newcastle Range, Teddy Mountain and Ardmore East Projects, if either of the following milestones are met within eight years:

•	a NI 43-101 compliant Mineral Resource estimate for the West Newcastle Range and Teddy Mountain Projects is prepared where the Mineral Resource estimate is greater than or equal to 6.0 million pounds of U₃O₈; or

•	with respect to the Ardmore East Project, the Mineral Resources estimate is greater than or equal to 6.0 million pounds of U₃O₈ equivalent.

Royalties

In addition to applicable federal, provincial/state and municipal severance taxes, duties and advance royalties, the Company’s exploration and evaluation properties are subject to certain royalties, which may or may not be payable in future, depending on whether revenue is derived from the claims or leases to which these royalties are applicable.

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

ISOENERGY LTD.

For the three months ended March 31, 2025 and 2024

OUTSTANDING SHARE DATA(1)

The authorized capital of IsoEnergy consists of an unlimited number of common shares. As of the date of this MD&A, there were 48,077,577 common shares, 4,203,892 stock options, and 87,500 RSUs outstanding, each stock option entitling the holder to purchase one common share of IsoEnergy.

In August 2020, the Company issued the 2020 Debentures with an 8.5% coupon and a five-year term, which are convertible at $3.52 per share; and in December 2022, the Company issued the 2022 Debentures with a 10% coupon and a five-year term, which are convertible at $17.32 per share. The Company has US$3 million and US$4 million principal remaining outstanding from the 2020 Debentures and 2022 Debentures, respectively.

Stock options outstanding as of the date of this MD&A, and the range of exercise prices thereof are set forth below:

Range of exercise prices	Number of options	Weighted average exercise price	Number of options exercisable	Weighted average exercise price	Weighted average remaining contractual life (years)
$2.36 - $10.44	484,922	$7.83	386,797	$7.16	2.1
$10.45 - $12.44	1,017,276	11.73	660,526	11.75	3.5
$12.45 - $15.24	1,323,327	13.25	858,577	13.51	3.5
$15.25 - $16.48	490,000	15.96	490,000	15.96	1.7
$16.49 - $18.16	590,483	16.56	423,816	16.57	3.4
$18.17 - $20.40	297,884	19.92	297,884	19.92	1.8
	4,203,892	$13.51	3,117,600	$13.76	3.0

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as of March 31, 2025 or as of the date hereof.

NON-IFRS FINANCIAL MEASURES

Working capital and adjusted working capital are non-IFRS financial measures included in this MD&A, as discussed below. We believe that working capital and adjusted working capital, in addition to conventional measures prepared in accordance with IFRS, provide investors with an improved ability to evaluate the underlying financial position of the Company. These non-IFRS financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This financial measure does not have any standardized meaning prescribed under IFRS and therefore may not be comparable to those of other issuers.

Non-IFRS financial measures are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ratio, fraction, percentage or similar representation.

(1)	Amounts are retroactively restated on a post-consolidation basis. Refer to the discussion on the Share Consolidation, as described above in “About IsoEnergy”.

ISOENERGY LTD.

For the three months ended March 31, 2025 and 2024

The adjusted working capital amount disclosed in this MD&A would be considered a non-IFRS financial measure and is defined as current assets less current liabilities, excluding flow-though share premium liabilities and debenture liabilities, as calculated below:

Current assets	$84,169,276
Current liabilities	(29,478,628)
Working capital	54,690,648
Flow-through share premium liability	8,848,726
Debentures	16,607,205
Adjusted working capital	$80,146,579

TRANSACTIONS WITH RELATED PARTIES

NexGen is a related party of the Company due to its ownership in the Company and the overlapping members of the Board between NexGen and the Company. The Company’s key management personnel and directors are related parties. The following companies are related parties due to their relationship to the Company: Atha Energy Corp. (“Atha Energy”), Premier American Uranium Inc., Green Shift Commodities Ltd. (“Green Shift”), and Purepoint Uranium.

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Board and the Company’s senior officers.

Remuneration attributed to key management personnel is summarized as follows. The amounts below in the prior period include short-term compensation and share-based compensation paid to the former President and Executive Vice-President, Exploration & Development, who resigned on August 31, 2024 and October 31, 2024, respectively.

Three months ended March 31, 2025	Short term compensation	Share-based compensation	Total
Expensed to the statement of income (loss) and comprehensive income	$434,963	$1,659,994	$2,094,957
Capitalized to exploration and evaluation assets	64,323	130,262	194,585
	$499,286	$1,790,256	$2,289,542

Three months ended March 31, 2024	Short term compensation	Share-based compensation	Total
Expensed to the statement of income (loss) and comprehensive income	$499,355	$856,382	$1,355,737
Capitalized to exploration and evaluation assets	28,582	90,518	119,100
	$527,937	$946,900	$1,474,837

As of March 31, 2025:

•	$80 (December 31, 2024: $1,120,402) was included in accounts payable and accrued liabilities owed to related parties and directors and officers; and
•	$114,154 (December 31, 2024: $99,449) due from related companies was included in accounts receivable.

ISOENERGY LTD.

For the three months ended March 31, 2025 and 2024

During the three months ended March 31, 2025, the Company:

•	reimbursed NexGen $5,540 (2024: $7,258) for use of NexGen’s office space; and received $nil (2024: $8,502) from Latitude Uranium Inc. (acquired by Atha Energy in 2024) and Green Shift for equipment rentals and as reimbursement for office expenses and salaries.

On February 9, 2024, NexGen’s shareholding in the Company was diluted from 33.8% to 33.1% as a result of the issuance of 920,000 flow through common shares(1) of the Company pursuant to the February 2024 Private Placement, in which NexGen did not participate. On January 19, 2025, NexGen’s shareholding was reduced to 31.8% as a result of the issuance of common shares on the conversion of US$3,000,000 of principal of 2020 Debentures. Concurrent with the February 2025 Flow-Through Financing, NexGen’s shareholding in the Company was maintained at 31.8% as a result of subscribing to 625,000 common shares(1) of the Company as part of the Concurrent Private Placement.

CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Interim Financial Statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the Interim Financial Statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. Information about significant areas of judgement, estimation uncertainty and assumptions considered by management in preparing the Interim Financial Statements are the same as described in the Annual Financial Statements.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Interim Financial Statements were prepared in accordance with IAS 34 and its interpretations adopted by the IASB and follow the same accounting policies and methods as described in the Annual Financial Statements, including the adoption of the following accounting policy amendment as required.

Amendment to IAS 21 – Lack of exchangeability

The IASB has issued an amendment to IAS 21 – The Effects of Changes in Foreign Exchange Rates when one foreign currency cannot be exchanged into another. This may occur because of government-imposed controls on capital imports or exports, or a limitation on the volume of foreign currency transactions that can be undertaken at an official exchange rate. The amendment clarifies when a currency is considered exchangeable into another currency and how an entity estimates a spot rate for currencies that lack exchangeability. The amendment is effective for annual reporting periods beginning on or after January 1, 2025, with early adoption permitted.

The Company adopted this amendment on January 1, 2025 as required. There were no changes to the Interim Financial Statements from adopting this amendment.

(1)	Common shares issued are retroactively restated on a post-consolidation basis. Refer to the discussion on the Share Consolidation, as described above in “About IsoEnergy”.

ISOENERGY LTD.

For the three months ended March 31, 2025 and 2024

CAPITAL MANAGEMENT AND RESOURCES

The Company manages its capital structure, defined as total equity plus debt, and adjusts it, based on the funds available to the Company, in order to support the acquisition, exploration and evaluation of assets. The Board does not impose quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain the future development of the business.

In the management of capital, the Company considers all types of funding alternatives, including equity, debt and other means and is dependent on third party financing. Although the Company has been successful in raising funds to date, there is no assurance that the Company will be successful in obtaining required financing in the future or that such financing will be available on terms acceptable to the Company.

The properties in which the Company currently has an interest are in the exploration and development stage. As such the Company, has historically relied on the equity markets to fund its activities. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it determines that there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an on-going basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, marketable securities, accounts payable and accrued liabilities, and convertible debentures.

Fair Value Measurement

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – quoted prices in active markets for identical assets or liabilities.

•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

•	Level 3 – inputs for the asset or liability that are not based on observable market data.

The fair values of the Company’s cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate their carrying value, due to their short-term maturities or liquidity.

The Debentures are re-measured at fair value at each reporting date with any change in fair value recognized in profit or loss, except for the change in fair value that is attributable to change in credit risk, which is presented in other comprehensive income (loss). The Debentures are classified as Level 2.

The marketable securities are re-measured at fair value at each reporting date with any change in fair value recognized in other comprehensive income (loss). The common shares included in marketable securities are Level 1, except for the common shares of Jaguar Uranium, which are Level 2. The warrants included in marketable securities are Level 2.

ISOENERGY LTD.

For the three months ended March 31, 2025 and 2024

Financial instrument risk exposure

As of March 31, 2025, the Company’s financial instrument risk exposure and the impact thereof on the Company’s financial instruments are summarized below:

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. As at March 31, 2025, the Company has cash on deposit and cash equivalents with large banks in Canada, the United States, and Australia. Credit risk is concentrated as a significant amount of the Company’s cash and cash equivalents is held at one financial institution. Management believes the risk of loss to be remote.

The Company’s accounts receivable mostly consists of input tax credits receivable from the Governments of Canada and Australia and amounts receivable from related parties. Accordingly, the Company does not believe it is subject to significant credit risk. The Company’s loan receivable from Anfield Energy includes interest receivable and was repaid in its entirety during the three months ended March 31, 2025.

(b)	Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet its obligations under financial instruments. The Company manages liquidity risk by maintaining sufficient cash balances that are accessible on deposit or on short-term notice. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. As at March 31, 2025, the Company had an adjusted working capital balance of $80,146,579, including cash and cash equivalents of $46,175,284.

(c)	Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(i)	Interest Rate Risk

Interest rate risk is the risk that the future cash flows from a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash and cash equivalents in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value of the Company’s cash and cash equivalent balances as of March 31, 2025. The interest on the Debentures is fixed and not subject to market fluctuations.

(ii)	Foreign Currency Risk

The functional currency of the Company is the Canadian dollar. Certain of the Company’s subsidiaries use the US dollar and Australian dollar as functional currencies. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial assets and liabilities subject to currency translation risk primarily include US dollar and Australian dollar denominated cash, US dollar and Australian dollar accounts receivable, US dollar and Australian dollar marketable securities, US dollar and Australian dollar accounts payable and accrued liabilities, and the Debentures. The Company maintains Canadian, US and Australian dollar bank accounts.

The Company is exposed to foreign exchange risk on its US dollar denominated cash, accounts payable and accrued liabilities, accounts receivable, marketable securities and Debentures. At its respective maturity dates, the principal amounts of the Debentures are due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all cash interest payments due under the Debentures until maturity but not to pay the principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Debentures more costly to repay.

ISOENERGY LTD.

For the three months ended March 31, 2025 and 2024

A 5% change in the US dollar exchange rate can result in a net increase or decrease in the Company’s US dollar-based cash, accounts receivable, marketable securities, accounts payable and accrued liabilities, and Debentures of $20,499 that would flow through the consolidated statement of income (loss) and comprehensive income.

The Company is also exposed to foreign exchange risk on its Australian dollar denominated cash, accounts receivable, marketable securities, and accounts payable and accrued liabilities. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/Australian dollar exchange rate that may impact on its operating results.

A 5% change in the Australian dollar can increase or decrease the value of the Company’s Australian dollar-based cash, accounts receivable, marketable securities, and accounts payable and accrued liabilities and accounts receivable by $51,665 that would flow through consolidated statement of income (loss) and comprehensive income.

(iii)	Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact of movements in individual equity prices or general movements in the level of the stock market on the Company’s financial performance. Commodity price risk is defined as the potential adverse impact of commodity price movements and volatilities on financial performance and economic value. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors the commodity prices of uranium, individual equity movements, and the stock market. The Company holds marketable securities which are subject to equity price risk.

RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business which is the exploration and development of mineral properties.

Regulatory Factors and International Trade Restrictions

The international uranium industry, including the supply of uranium concentrates, is relatively small, highly competitive and heavily regulated. Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The duration and success of such approvals are subject to many variables outside of the Company’s control. Any significant delays in obtaining or renewing such permits or licences in the future could have a material adverse effect on the Company.

In addition, the international marketing and trade of uranium is subject to potential changes in governmental policies, regulatory requirements and international trade restrictions (including trade agreements, customs, duties and taxes), which are beyond the control of the Company. Changes in regulatory requirements, customs, duties or taxes may affect the supply of uranium to the United States and Europe, which are currently the largest consumption markets for uranium in the world, as well as the future of supply to developing markets, such as China and India.

In particular, pursuant to an executive order, the United States has recently enacted significant new import tariffs on trade and transactions with Canada and other trading partners. Canada has announced proposed retaliatory import tariffs on trade and transactions from the United States. There is significant uncertainty surrounding further changes in governmental policy, particularly with respect to such trade policies, treaties and tariffs. These developments, and any similar further changes in governmental policy, may have a material adverse effect on global economic conditions and financial markets. The full economic impact of any such changes in governmental policy on the Company remains uncertain and is dependent on the severity and duration of the tariffs and any other measures imposed which, if prolonged, could increase costs and decrease demand for any minerals that may be extracted by the Company.

For a comprehensive list of the risks and uncertainties facing the Company, please see “Risk Factors” in the Company’s AIF and the “Industry and Economic Factors that May Affect the Business” included above in the Overall Performance section of this MD&A. These are not the only risks and uncertainties that the Company faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair its business operations. These risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Further risk factors are discussed in more detail in the Company’s AIF.

SEGMENT INFORMATION

The Company has one operating segment, being the acquisition, exploration and development of uranium properties. The Company’s non-current assets are in three countries: Canada, the United States and Australia, with the corporate office in Canada. The geographic segmented disclosure of the Company’s financial information is as follows. Certain comparative amounts for the prior period have been reclassified to conform to the current period’s presentation.

ISOENERGY LTD.

For the three months ended March 31, 2025 and 2024

As at March 31, 2025	Canada	United States	Australia	Total
Current assets	$83,556,686	$546,657	$65,933	$84,169,276
Property and equipment	925,657	15,643,116	-	16,568,773
Exploration and evaluation assets	97,911,916	141,816,765	25,828,807	265,557,488
Other non-current assets	-	2,311,804	413,795	2,725,599
Total assets	$182,394,259	$160,318,342	$26,308,535	$369,021,136
Total liabilities	$29,879,866	$1,814,830	$507,056	$32,201,752

As at December 31, 2024	Canada	United States	Australia	Total
Current assets	$59,282,638	$193,709	$110,056	$59,586,403
Property and equipment	689,410	15,542,892	-	16,232,302
Exploration and evaluation assets	95,738,413	141,027,791	25,524,894	262,291,098
Other non-current assets	-	2,314,201	411,019	2,725,220
Total assets	$155,710,461	$159,078,593	$26,045,969	$340,835,023
Total liabilities	$35,220,994	$1,837,525	$613,345	$37,671,864

Three months ended March 31, 2025	Canada	United States	Australia	Total
Share-based compensation	$1,917,040	$-	$28,799	$1,945,839
Administrative salaries, contractor and director fees	737,432	41,074	16,808	795,314
Investor relations	220,956	-	-	220,956
Office and administrative	214,077	21,642	8,281	244,000
Professional and consultant fees	995,482	65,329	-	1,060,811
Travel	164,909	-	11,116	176,025
Public company costs	145,726	-	-	145,726
Total general and administrative expenditure	$4,395,622	$128,045	$65,004	$4,588,671

Three months ended March 31, 2024	Canada	United States	Australia	Total
Share-based compensation	$1,154,935	$-	$21,594	$1,176,529
Administrative salaries, contractor and director fees	1,050,068	19,753	12,146	1,081,967
Investor relations	206,639	-	-	206,639
Office and administrative	156,009	45,247	9,275	210,531
Professional and consultant fees	490,296	168,576	-	658,872
Travel	143,792	-	2,272	146,064
Public company costs	166,166	-	-	166,166
Total general and administrative expenditure	$3,367,905	$233,576	$45,287	$3,646,768

The Company disposed of all net assets in the Argentina reporting segment in the year ended December 31, 2024. All income and expenses associated with the Argentina reporting segment are classified as discontinued operations. Results for the three months ended March 31 include:

	2025	2024
Office and administrative expenses	$-	$34,310
Professional and consultant fees	-	37,056
Loss from discontinued operations	$-	$(71,366)

ISOENERGY LTD.

For the three months ended March 31, 2025 and 2024

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to allow for timely decisions about public disclosures. The Company’s management, with the participation of its CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in the rules of the US Securities and Exchange Commission and Canadian Securities Administrators. Based on the results of that evaluation, the Company’s CEO and CFO have concluded that, as of March 31, 2025, the Company’s disclosure controls and procedures framework provides reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the CEO and CFO, as appropriate to allow timely decisions regarding required information to be disclosed. Internal control over financial reporting are part of disclosure controls and procedures as they related to the production of financial statements in accordance with IFRS.

Changes in Internal Control over Financial Reporting

Management, including the CEO and CFO, has evaluated the Company’s internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting. During the three months ended March 31, 2025 there have been no significant changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. Under the supervision and with the participation of management, including the CEO and CFO, management will continue to monitor and evaluate the design and effectiveness of its internal controls over financial reporting and disclosure controls and procedures, and may make modifications from time to time as considered necessary.

Limitations of Controls and Procedures

The Company’s management, including the CEO and CFO, believe that any control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ISOENERGY LTD.

For the three months ended March 31, 2025 and 2024

NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking statements” (also referred to as “forward-looking information”) within the meaning of applicable Canadian securities legislation and US securities laws. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, the potential issuance of additional securities under the Company’s base shelf prospectus or otherwise, certain statements relating to “flow-through shares” as defined in the Tax Act, and the tax considerations relating thereto, the Company’s planned exploration and development activities and the anticipated results of ongoing and future exploration and development activities; capital expenditures and proposed work programs at the Company’s properties, the potential for, success of and anticipated timing of commencement of future commercial production at IsoEnergy’s properties, including expectations with respect to any permitting, development or other work that may be required to bring any of the projects into development or production. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. Statements relating to “mineral resources” may also be deemed forward-looking information as they involve estimates of the mineralization that will be encountered if a mineral deposit is developed and mined.

Such forward-looking information and statements are based on numerous assumptions, including material assumptions and estimates related to the below factors that, while the Company considers them reasonable as of the date of this MD&A, they are inherently subject to significant business, economic and competitive uncertainties and contingencies. Such assumptions include among others, that the results of planned exploration activities are completed as anticipated, that the results of the planned exploration activities are as anticipated, that the anticipated cost of planned exploration activities are as anticipated, that the Company will be able to execute its strategy as expected, that new mining techniques will have beneficial applications as expected and be available for use by the Company, continued engagement and collaboration with the communities and stakeholders, that general business and economic conditions will not change in a material adverse manner, including the price of uranium, that financing will be available if and when needed and on reasonable terms, and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, risks associated with the uncertainty of exploration results and estimates and that the mineral resource potential will be achieved on exploration projects, the Company having no known mineral reserves, resources may not be converted to reserves, the limited operating history of the Company, the influence of a large shareholder, alternative sources of energy and uranium prices, aboriginal title and consultation issues, reliance on key management and other personnel, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals and the risk factors with respect to the Company set out in the AIF and the Company’s other filings with the Canadian and US securities regulators and available under IsoEnergy’s profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

ISOENERGY LTD.

For the three months ended March 31, 2025 and 2024

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.  The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.

HISTORICAL ESTIMATES

Each of the mineral resource estimates contained in this MD&A, except for the Larocque East Project and Tony M Mine, are considered to be “historical estimates” as defined under NI 43-101, and have been sourced as follows:

•	Daneros Mine: Reported by Energy Fuels in a technical report entitled “Updated Report on the Daneros Mine Project, San Juan County, Utah, U.S.A.”, prepared by Douglas C. Peters, C. P. G., of Peters Geosciences, dated March 2, 2018;
•	Sage Plain Project: Reported by Energy Fuels in a technical report entitled “Updated Technical Report on Sage Plain Project (Including the Calliham Mine)”, prepared by Douglas C. Peters, CPG of Peters Geosciences, dated March 18, 2015;
•	Coles Hill: Reported by Virginia Uranium Holdings Inc. in a technical report entitled “NI43-101 preliminary economic assessment update (revised)”, prepared by John I Kyle of Lyntek Incorporated dated Agust 19, 2013;
•	Dieter Lake: Dated 2006 and reported by Fission Energy Corp. in a company report entitled “Technical Report on the Dieter Lake Property, Quebec, Canada” dated October 7, 2011;
•	Matoush: Dated December 7, 2012 and reported by Strateco Resources Inc. in a press release dated December 7, 2012;
•	Ben Lomond: Dated as of 1982, and reported by Mega Uranium Ltd. in a company report entitled “Technical Report on the Mining Leases Covering the Ben Lomond Uranium-Molybdenum Deposit Queensland, Australia” dated July 16, 2005; and
•	Milo Project: Reported by Gmb Resources Ltd. in a scoping study entitled “Milo Project Scoping Study” prepared by Peter Owens and Basile Dean of Mining One Consultants, dated March 6, 2013.

In each instance, the historical estimate is reported using the categories of mineral resources and mineral reserves as defined by the Canadian Institute CIM Definition Standards for Mineral Reserves, and mineral reserves at that time, and these “historical estimates” are not considered by IsoEnergy to be current. In each instance, the reliability of the historical estimate is considered reasonable, but a Qualified Person has not done sufficient work to classify the historical estimate as a current mineral resource, and IsoEnergy is not treating the historical estimate as a current mineral resource. The historical information provides an indication of the exploration potential of the properties but may not be representative of expected results.

For the Daneros Mine, as disclosed in the above noted technical report, the historical estimate was prepared by Energy Fuels using a wireframe model of the mineralized zone based on an outside bound of a 0.05% eU3O8 grade cutoff at a minimum thickness of 1 foot. Surface drilling would need to be conducted to confirm resources and connectivity of resources in order to verify the Daneros historical estimate as a current mineral resource.

ISOENERGY LTD.

For the three months ended March 31, 2025 and 2024

For the Sage Plain Project, as disclosed in the above noted technical report, the historical estimate was prepared by Peters Geosciences using a modified polygonal method. An exploration program would need to be conducted, including twinning of historical drill holes, in order to verify the Sage Plain historical estimate as a current mineral resource.

For the Coles Hill Project, as disclosed in the above noted revised preliminary economic assessment, the historical estimated was prepared by John I Kyle of Lyntek Incorporated. Twinning of a selection of certain holes would need to be completed along with updating of mining, processing and certain cost estimates in order to verify the Coles Hill Project historical resource estimate as a current mineral resource estimate.

For Dieter Lake, as disclosed in the above noted technical report, the historical estimate was prepared by Davis & Guo using the Thiessen (Voronoi) polygon method. Data constraints used were 200 ppm, 500 ppm, and 1000ppm U3O8 over a minimum of 1 metre thickness. Polygons created had radii of 200 metres. A rock density of 2.67g/cm3 was used. An exploration program would need to be completed, including twinning of historical drill holes, in order to verify the Dieter Lake historical estimate as a current mineral resource.

For Matoush, as disclosed in the above noted press release, the historical estimate was prepared by RPA using block U3O8 grades within a wireframe model that were estimated by ordinary kriging. The historical estimate was estimated at a cut-off grade of 0.1% U3O8 and using an average long-term uranium price of US$75 per pound. Six zones make up the historical estimate at Matoush: am-15, mt-34, mt-22, mt-02, mt-06, and mt-36. Each zone is made up of one or more lenses, most of which strike north (009°) and dip steeply (87°) to the east. Outlines of the mineralized lenses were interpreted on ten-metre spaced vertical sections. Minimum criteria of 0.10% U3O8 over 1.5 metre true thickness was used as a guide. An exploration program would need to be conducted, including twinning of historical drill holes, in order to verify the Matoush historical estimate as a current mineral resource.

For Ben Lomond, as disclosed in the above noted technical report, the historical estimate was prepared by the Australian Atomic Energy Commission (AAEC) using a sectional method. The parameters used in the selection of the ore intervals were a minimum true thickness of 0.5 metres and maximum included waste (true thickness) of 5 metres. Resource zones were outlined on 25 metre sections using groups of intersections, isolated intersections were not included. The grades from the composites were area weighted to give the average grade above a threshold of 500 ppm uranium. The area was measured on each 25 metre section to give the tonnage at a bulk density of 2.603. An exploration program would need to be conducted, including twinning of historical drill holes, in order to verify the Ben Lomond historical estimate as a current mineral resource.

For the Milo Project, as disclosed in the above noted scoping study, the historical estimate was prepared by Peter Owens and Basile Dean of Mining One Consultants. An exploration program would need to be conducted, including twinning of a selection of certain holes, along with updating of mining processing and certain cost estimates in order to verify the Milo Project historical resource estimate as a current mineral resource estimate.

APPROVAL

The Audit Committee and the Board of IsoEnergy have approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, on the Company’s profile on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, or by contacting one of the corporate offices, located at Suite 900 – 410 22nd Street E, Saskatoon, Saskatchewan, S7K 5T6 and 217 Queen St. West, Suite 303, Toronto, Ontario, M5V 0P5.